CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
RENEWAL FUELS, INC.

The undersigned, being the Chief Executive Officer of RENEWAL FUELS, INC., a corporation existing under the laws of the State of Delaware, does hereby certify under the seal of the said corporation as follows:

1. The certificate of incorporation of the Corporation is hereby amended by replacing Section A of Article Fourth, in its entirety:

“(A) The total authorized capital stock of the Corporation shall be 3,020,000,000 shares consisting of 3,000,000,000 shares of Common Stock, par value $0.001 per share and 20,000,000 shares of Preferred Stock, par value $0.001 per share. The outstanding shares of Common Stock shall be reverse split on a one-for-fifteen basis, effective as of the effective date of this Certificate of Amendment. The number of authorized, but unissued shares shall not be affected by the reverse stock split. No fractional shares shall be issued in connection with the reverse split and any shareholder who beneficially owns a fractional share of the Corporation's common stock after the reverse stock split, will receive a cash payment in lieu of such fractional share.”

2. The amendment of the certificate of incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of Sections
141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Certificate of Incorporation, as amended, to be signed by John King, its Chief Executive Officer and Secretary, this 1st day of August, 2007.

RENEWAL FUELS, INC.

By: /s/ John King
Name: John King
Title: Chief Executive Officer